Exhibit 99.2

 CARBON REVOLUTION  Investor Presentation  November 2023

 This investor presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to Carbon Revolution Public Company Limited (together with its subsidiaries, “Carbon Revolution” or the “Company”). Statements and the information in this presentation (together with the oral remarks in connection herewith, the “Information”) remain subject to change without notice. Subject to any obligations under applicable law, no responsibility is assumed for updating any Information for any new or more accurate information or any errors or mis-descriptions of which the Company becomes aware. The Information (a) is for informational purposes only, and is a summary only; and (b) does not constitute investment, financial product, taxation or legal advice or a recommendation to acquire securities of the Company, and is not intended to be used as the basis for making any investment decision. The objectives, financial position or needs of any particular viewer has not been considered. Viewers of this presentation should make their own assessment of the Company and should not rely on this presentation. Viewers should conduct their own research into the financial condition, assets and liabilities, financial position and performance, profits and losses, prospects and business affairs of the Company, and the contents of this presentation. Viewers should seek legal, financial, tax and other appropriate advice.   This presentation should be read in conjunction with the Company’s Shell Company Report on Form 20-F and the Company’s other filings with the Securities and Exchange Commission (“SEC”), which is available at www.sec.gov. The Information is of a general background nature and does not purport to be exhaustive, all-inclusive or complete. For example, it does not contain all of the information that may be required to make a full analysis of the Company, nor does it purport to contain all of the information that an investor may require in evaluating a possible investment in the Company, nor does it contain all of the information which would be required to be disclosed in a prospectus, product disclosure statement or any other offering or disclosure document under the U.S. securities laws or any other law.   None of the Company nor its shareholders, nor any of its officers, directors, employees, affiliates, representatives, partners, agents or advisers (each a “Limited Party”) guarantees or makes any representations or warranties, express or implied, as to or takes responsibility for, the accuracy, reliability, completeness or fairness of the Information, opinions and conclusions contained in this presentation. No Limited Party makes any representation that this presentation is complete or that it contains all information that a prospective investor may require in evaluating the Company. To the maximum extent permitted by law, each Limited Party disclaims any liability for any loss arising from this presentation or the use of Information it contains, including but not limited to, (a) without limitation, any liability arising from fault, negligence or negligent misstatement; (b) representations or warranties; or (c) in relation to the accuracy or completeness of the Information, statements, opinions or matters, express or implied, contained in, arising out of or derived from, or for omissions from, this presentation.  This presentation does not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of the Company. No such offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. Viewers should consult their own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and should not rely upon the Information contained herein to make any decision.   Forward-Looking Statements  All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the business combination and related transactions, pricing and market opportunity and the use of the cash proceeds of the business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.  Disclaimer  2

 These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the ability to maintain the listing of Carbon Revolution’s securities on the stock exchange; (iii) the failure to realize the anticipated benefits of the business combination and related transactions; (iv) risks relating to the uncertainty of the costs related to the business combination; (v) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vi) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (vii) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine and Israel-Hamas conflicts; (viii) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (ix) the ability of Carbon Revolution to issue equity or to otherwise obtain financing in the future; (x) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xi) risks related to Carbon Revolution’s industry; (xii) changes in laws and regulations; and (xvii) those factors discussed in the documents Carbon Revolution filed with the SEC, including the proxy statement / prospectus relating to the business combination.  If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.  Certain Financial Measures and Calculations  Certain financial and statistical Information has been subject to rounding off adjustments. Accordingly, the sum of certain data may not conform to the expressed total. The Company uses a forward-looking non-GAAP financial measure, EBITDA, in this presentation. This item is not a measure of financial performance under accounting principles generally accepted in the United States (“GAAP”) or International Financial Reporting Standards (“IFRS”), nor has this measure been audited or reviewed by an external auditor, consultant or expert. This measure is derived from management information systems. This item is an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP or IFRS, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or IFRS. The Company does not provide a reconciliation of the forward-looking non-GAAP financial measure, EBITDA, to its most directly comparable GAAP financial measure on a forward-looking basis because it is unable to predict with reasonable certainty or without unreasonable effort non-recurring items, such as those described in this presentation as non-GAAP adjustments, that may arise in the future. The Company believes that this forward-looking measure of financial results provides useful supplemental information to investors about the Company. The principal limitation of this financial measure is that it excludes items that are significant in understanding and assessing the Company’s financial results, including significant expenses, income and tax liabilities that are required by GAAP and/or IFRS to be recorded in the Company’s financial statements. In addition, it is subject to inherent limitations as they reflect the exercise of judgements by the Company about which expense and income are excluded or included in determining these financial measures. While the Company and the SPAC believe the Information set forth in this presentation is reasonable, it is inherently subject to modification in connection with their ongoing review or audit procedures and such modifications may be material. Accordingly, such Information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed with or furnished to the SEC by the Company.   Currency  All amounts in the presentation are stated in US Dollars unless otherwise indicated. The Financial Projections have been prepared in Australian Dollars (being the Company’s functional currency) and converted to US Dollars at a rate of 0.70:1 (USD:AUD).  Financial Information  The historical financial Information regarding the Company contained in this presentation has been taken from or prepared based on historical financial statements of the Company. An audit of the Company’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) has been completed and such financial statements are included in the Company’s Shell Company Report on Form 20-F filed with the SEC. The Company’s results and financial condition as reflected in the financial statements included in the registration statement/proxy statement may be adjusted or presented differently from the historical financial Information included herein, and the differences could be material.  Disclaimer (cont.)  3

 Industry and Market Data  Certain Information contained in this presentation relates to or is based on studies, publications, surveys, the Company’s own internal estimates, and research and other statistical data made by independent parties and by the Company. Neither the Company nor its representatives have independently verified any such Information provided by third parties or industry or general publications. This data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. In addition, forecasts, assumptions and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. Finally, internal research has not been verified by any independent source, and the Company cannot guarantee and make no representation or warranty, express or implied, as to its accuracy and completeness.   Trademarks  This presentation contains trademarks, service marks, trade names and copyrights of the Company, and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this presentation is not intended to, and does not imply, a relationship with the Company, or an endorsement of sponsorship by or of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.   Disclaimer (cont.)  4

 The Carbon Revolution Opportunity  100%  Projected Revenue Under Contract (3) ‘23 & ‘24  $38Bn  Automotive Wheel Market (1)  103  Patents (2)  18  Awarded OEM Programs to Date  $730M  Company Backlog With Global OEMs (4)  29.5%  2024E Contribution Margin (5)  Large addressable market for this new disruptive technology and enabler to range extension and regulatory compliance of electric vehicles (EVs)  Unique and protected technology – Carbon Revolution is years ahead   of the competition  Strong and diverse customer relationships with major global car makers  Revenue base from contracted wheel programs with blue-chip OEM customers provides substantial visibility   Company backlog with global OEMs ingrains Carbon Revolution in their business and delivers clear path to growth  New production technology drives capacity growth and cost per wheel reduction  (1) Verified Market Research, Global Automotive Wheel Market Size by Rim October 2022.  (2) 82 granted and 21 pending patents (including two patent cooperation treaty (PCT) applications and one provisional application)  (3) Projected Revenue Under Contract defined as projected revenue from programs that are Awarded and predominantly based on OEM volume forecasts. See Disclaimer, Risk Factors and Projection Methodologies for important details.  (4) Backlog as of 9/30/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. See Projection Methodologies for important details.  (5) Contribution margin is Wheel Revenue less Direct Costs. Direct costs include: Raw materials and consumables, direct labour, freight and other direct costs  5

 Transformative Progress in 2023  Carbon Revolution has made material progress across new business awards, operations and funding  (1) Lifetime awards, of which 6 are in production, 7 are in development and 5 are in aftersales  (2) Backlog as of 9/30/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. See Projection Methodologies for important details.  6  Mega-line construction and commissioning made strong progress with production wheels now being supplied  Awarded a further 5 programs – including its first 2 for Electric Vehicles - taking total awarded now to 18 programs(1) with six global OEMs  Backlog has more than doubled(2) to $730m, due primarily to new program awards  Almost 50% of backlog is now for Electric Vehicles  Jaguar Land Rover revealed the 2024 Range Rover Sport SV, the first premium SUV featuring Carbon Revolution’s carbon fiber wheels  Listing on Nasdaq completed  US$170m of financing has been secured  US$60m IP-backed loan  US$110m Preferred Equity Facility

Highly Experienced Management Team with Deep Industry Background



Jake Dingle
CEO & MD

One of the initial investors and founders. Background in engineering, operations, strategy and M&A within Australian listed companies



Gerard Buckle
Chief Financial Officer

Experienced senior executive, with a demonstrated capacity to develop and implement strategic plans and improve business performance



Dr. Ashley Denmead
Chief Technology Officer

Founder and experienced executive, over 15 years developing and commercializing the technology to bring carbon fiber wheels to the automotive market



Dave French
Vice President, Operations

Globally experienced automotive executive with extensive background in business planning and strategy, vehicle program delivery, product development systems and manufacturing plant management



Jesse Kalkman
Vice President, Sales & Business Development

An experienced sales executive with over 30 years in the automotive industry at multiple Tier 1 suppliers varying in size and products manufactured. Extensive experience supporting a global customer base. Based in USA



David Nock
General Counsel, Company Secretary

Previous roles within listed Australian, US and European entities



Andrew Higginbotham
Operations Director

Leadership roles in assembly, machining, stamping and quality operations with experience in the United States and Japan



Sam Casabene
Director of Procurement & Supply

Executive with 40 years in Ford Motor Company globally with an extensive background in strategic procurement, product development, supply chain management and start-up operations



Ron Collins
Strategic Advisor

Experienced engineering executive with 31 years in Ford Motor Company in various engineering roles. Experienced in the global auto industry with multiple executive roles based in North America, Europe, Asia Pacific, and Australia. Based in USA

7

 Lightweight Technologies are Key Enabler in Electric Vehicle Transition  Carbon Revolution’s technology provides a solution to OEM electrification growing pains – a path to widespread adoption evidenced by exclusive production wins with leading global OEMs  Range is the new currency for OEMs as the market transitions to electric vehicles. Solutions to reducing vehicle mass and increasing range are challenging – requiring a large number of small improvements or deleting major attributes  Structural challenges now evident – weight of large aluminum wheels combined with batteries becoming impractical  Structural demands are competing with aesthetic requirements – consumers and studios are demanding large wheels to pair with increasingly larger vehicles  Large wheel sizes on luxury vehicles and SUVs increase the strain on vehicle suspension and challenge the performance of the vehicle  Battery weight is compromising OEMs’ ability to navigate CAFE standards and light passenger vehicle mass limits  Developed and commercialized a step-change weight saving technology that is being adopted by global OEMs; delivering a wheel weight savings of up to 40%-50% compared to aluminum, which can deliver up to 5%-10% increase to vehicle range(1)  Carbon Revolution wheels eliminate up to 100lbs of weight in high impact area of vehicle (rotating, unsprung mass)  Benefits of carbon fiber wheels increase as wheel size increases and heavier aluminum becomes less viable to achieve OEM performance targets – particularly in SUVs which have larger wheels  Substantial reduction in vehicle unsprung mass results in less strain on suspension, improved traction and driver control  10+ year history of testing with OEMs has resulted in platform wins with Ford, GM, Ferrari, Jaguar Land Rover and Renault  Challenges the Automotive Sector is Facing…   …How Carbon Revolution Can Provide a Solution   8  (1) If associated weight reduction were to be reinvested in battery mass. Top end of range assumes further benefits derived from additional aerodynamic, NVH, and structural enhancements.

 Carbon Revolution Positioned to Capitalize on Automotive Trends  9  CAGR  5.2%  Global Automotive Wheel Market (1)  Global automotive wheel market is massive and growing   Global EV Market Penetration (2)  Electric Vehicles are gaining market share rapidly and driving innovation in the automotive industry   Vehicle Weight Over Time (3)  Vehicles have consistently become heavier, posing regulatory and range challenges once combined with EV battery weight  (1) Verified Market Research, Global Automotive Wheel Market Size by Rim October 2022.  (2) IEA.org, Global EV Data Explorer as of 11/18/2022.  (3) EPA.gov, United States only.  Pickup  Truck-SUV  Car-SUV  Sedan/Wagon  E  E  E

 Carbon Revolution at a Glance  Carbon Revolution is a global technology company and tier one OEM supplier, which has successfully innovated, commercialized and industrialized the supply of lightweight carbon fiber wheels to the global automotive industry  Carbon Revolution by the Metrics…   Carbon Revolution has progressed from single prototypes to designing and manufacturing wheels at scale for some of the most prestigious brands in the world  With over 70,000 Carbon Revolution wheels sold, the Company is now the recognized leader in the sector  Carbon Revolution has been awarded 18 programs with six global OEMs  Carbon Revolution is well-positioned to enable new mobility; because lower weight wheels in EVs will increase range, which is a key barrier to EV uptake   100%  Revenue Under Contract (1) 2023E & 2024E  $40.6m  Revenue CY2023E  $81.8m  Revenue CY2024E  18  Awarded Programs (5)  With 6 Global OEMs  $730M  Company Backlog  With Global OEMs (4)  Up to 5-10%  Projected Improvement in Electric Vehicle Range (2)  >$250 Million  Cumulative Equity Investment in Carbon Revolution to Date (3)  10,000m2  Manufacturing Footprint with New 2014 Facility, Expanded in 2018  Note: AUD to USD Exchange Rate of 0.70.  (1) Projected Revenue Under Contract defined as projected revenue from programs that are Awarded and predominantly based on OEM volume forecasts. See Disclaimer, Risk Factors and Projection Methodologies for important details.  (2) If associated weight reduction were to be reinvested in battery mass. Top end of range assumes further benefits derived from additional aerodynamic, NVH, and structural enhancements.  (3) Per publicly filed Carbon Revolution FY2022 (ASX:CBR) Annual Report as of June 30, 2022.  (4) Backlog as of 9/30/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. See Projection Methodologies for important details.  (5) Lifetime awards, of which 6 are in production, 7 are in development and 5 are in aftersales  10  4  EV Programs in Development;Enabler for Extended EV Range

 Advanced and proprietary manufacturing  Wheel design and engineering  Material science  Rim and Barrel  Spoke architecture  Hub architecture  Bolted Joint  Thermal barrier coating technologies   Spoke to rim connection  Hub core ‘puck’  Carbon Revolution has 82 granted patents and 21 pending patents (including 2 PCTs and 1 provisional) across 14 patent families as well as advanced composite wheel process intellectual property (know-how and trade secrets)  Learning Curve that is Protected and Hard to Imitate  11

Carbon Revolution is Many Years Ahead of its Competitors

Competitor	Type of wheel	Achievement to date	Current status
Action Composites	Full carbon & two-piece carbon/aluminum wheels	1 small program in 2017 with Porsche No following programs released	Acquired ThyssenKrupp Carbon Components business in August 2021
Bucci Composites	Single piece CF wheel	22-inch CF wheel for Bentley and a 20-inch aftermarket CF automotive wheel	Have announced that they will enter the aftermarket with a single carbon fiber wheel design
ESE Carbon	Single piece CF wheel	One 19-inch aftermarket wheel	Focused on aftermarket
Carbo Tech (Mubea Carbo Tech)	Two piece wheel, metal spokes with CF rim	Note several series projects are ongoing in the passenger car and motorcycle sectors	Only motorcycle wheels on the market
Dymag (since 1974)	Two piece wheel, metal spokes with CF rim and motorcycle	Aftermarket only. Initial two-piece program with Hyundai N announced July 2023.	Announced strategic joint partnership with Hankuk Carbon in May 2022. Announced supplying two-piece wheel to Hyundai
BST	Single piece auto and motorcycle wheels	History of aftermarket motorcycle wheels	Sports car and pickup truck wheels released to aftermarket
Duqueine Group	Single piece CF wheel	Limited edition Alpine A110R	Just announced Alpine A110R with single piece CF wheel
Lacks Enterprises, Inc.	Two-piece wheel, metal spokes with CF rim	One two-piece wheel	Announced March 2023 that it will supply Dodge Challenger SRT Demon 170

In comparison, Carbon Revolution has over **70,000 wheels** sold to multiple major global car makers across 10 programs to date (5 of which are in production, 5 in aftersales). Carbon Revolution's leadership is extending with each program delivered [(1)]

(1) Cumulative wheel sales from FY13 to August 31, 2023.

12

 Activating Demand by Providing Solutions to OEM Challenges  13  Range and Durability Solutions  Carbon fiber wheels can achieve savings of up to ~50% of the weight of aluminum and are designed in aerodynamic geometries, both of which extend range  Carbon wheels can be ~50% more durable while still achieving significant weight advantage  Styling Solutions  Carbon fiber wheels offer new styling opportunities to design studios that have been solely working with aluminum for 40+ years  Customers find the signature carbon fiber “weave” pattern aesthetically pleasing and unique; wheels offer color/pattern design flexibility and freedom  NVH(1) Solutions  Reduction in unsprung mass decreases strain on suspension and improves traction & handling  Reduction in road noise transmission and harshness versus aluminum  Less vibration protects the important components of the vehicle from damage as well as improves cabin comfort  Weight offset solutions: carbon fiber wheels provide up to 100lbs of vehicle weight reduction compared to aluminum  Wheel weight reduction partially offsets large battery weight, enabling regulatory compliance to key weight class limits  Individual wheel weight reduction reduces suspension loads, enabling competitively sized wheels on EVs  Carbon fiber wheel weight reduction directly increases EV range, providing OEMs “bolt-on” range extension without requiring expensive design and plant retooling  (1) Noise, Vibration, and Harshness.

Carbon Fiber Wheels Positioned for Rapid Adoption

Carbon Revolution has captured first-mover advantage in next-generation auto-tech

Well established adoption curve in automotive for next generation technologies

When new automotive technologies are introduced, penetration typically begins at the luxury or performance end of the market before transitioning to a point of full adoption as a mass market product



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Years since introduction
Denotes comparable technology adoption in period since CR commercialization
1 Front disk brakes
2 Front wheel drive
3 Fuel injection
4 Variable valve timing
5 Air conditioning
6 Multivalve engines
7 Lockup auto transmissions

Over 70,000 cumulative wheel sales volume (1) from 11 programs announced by OEMs and in the market



70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23
First commercial OEM program
Ford
Ford
Ferrari
Ferrari
GM
JLR
Renault
Ford
Ferrari
Ford

Source: Leading consulting firm market study.
(1) Cumulative wheel sales from FY13 to August 31, 2023. Financial years ending June 30.

14

A Compelling History of Successful Expansion…

Product releases

2010
Prototypes released
Carbon Revolution presents prototypes to European and North American car makers

2012
CR-9 wheel launched
World's first one-piece carbon fiber wheel launched at SEMA show in California, available for aftermarket fitment for the Porsche 911 GT3, Lamborghini Gallardo and Audi R8

2015
Ford Shelby Mustang GT350R
The first vehicle to include Carbon Revolution wheels as standard fitment

2016
Ford GT Supercar
Carbon Revolution wheels available as an option

2018
Ferrari 488 Pista
Carbon Revolution announced as one of 21 key strategic partners for the 488 Pista program

2019
Ford Mustang GT500
Ferrari SF90
Renault Megane
Product Launch

2021
Chevy Corvette Z06 / Z07
Ferrari 812
Ferrari 296 GTB
Product Launch

2022
Ford Mustang Dark Horse
Product Launch

2023
Range Rover Sport SV
Product Launch

2010 — 2012 — 2014 — 2016 — 2018 — 2019 — 2021 — 2023

Company evolution

2011
Investment
Funding from the Green Car Innovation Fund (matched with equity and private capital)

2013
Regulatory approval
Achieved global OEM standards for component supply (TS16949)

2014
Manufacturing plant opens new $23.8m manufacturing facility

2016
Investment
Carbon Revolution raises an additional $50m, including $10m from the Clean Energy Finance Corporation (CEFC)

2018
Expanded Facility to 10,000m²
manufacturing footprint

2021
Began installation of Mega-line to vastly increase production of automotive road wheels

2022
Merger announced with TRCA

2023
Mega-line initial commissioning

US$170m of capital raised (IP loan and preferred equity)

Closing of TRCA business combination and Nasdaq listing completed

15

Capitalizing on Electric SUV/Truck
Opportunity Across Multiple OEMs

Next-Generation Lightweight Solution for Electrification

Trucks and SUVs are now the heart of the global market, representing the key profit pool for OEMs

Automotive industry focused on electrifying SUV platforms

EVs, and especially EV SUV/Trucks, are inherently heavy due to battery weight

Reduce road noise transmission to enable reduction of sound deadeners (further cost and weight reduction)

Opportunity for greater wheel robustness and durability than aluminum

Compelling styling unique from aluminum

Highly Positive Program Update

- Company has been awarded 5 programs in the past year, including two large North American EV SUV programs
- 18 awarded programs to date

Stage of Awarded Program Lifecycle		Current (1)
Programs in Production		6
Awarded Programs in Development	Electric Vehicles	2
	ICE (3) Premium Vehicles	5
Total Active Programs		**13**
Programs in Aftersales		5
Total Lifetime Programs		**18**

(1) As of August 31, 2023.
(2) ICE represents Internal Combustion Engine vehicles (including hybrids).

16

 Revenue Base From Contracted Programs  Projected Revenue by Contract Status  Established trust and a track record of delivery. Not a commodity selling process and characterized by very senior engagement (as products core to internal combustion engine vehicle transition efforts)  Most customers have repeat business with multiple programs, demonstrating the cumulative nature of the technology as take rate expectations are typically exceeded with early programs and the value proposition is better understood  Programs in progress far exceed programs completed to date – particularly impactful given the multi-year lifespan of production programs  Company could grow volumes 5.0x without any new platforms (2)  By 2027E ~5.0x 2022A volumes are projected from platforms that are awarded today (1)  Note: (1) Please see Disclaimer, Risk Factors and Projection Methodologies for important details.  (2) Based on projected volumes from awarded programs.  17  All of 2023E and 2024E projected wheel revenue is from programs that are awarded and are predominantly based on OEM volume forecasts  100%  100%

 Track Record of Beating OEM Forecasts  18  History of Outperforming on OEM Awards (2)  $ in USD  Substantial and Increasing Backlog of Awarded Volumes (1)  Please see Disclaimer, Risk Factors and Projection Methodologies for important details.  Backlog as of 10/31/2022 & 9/30/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering.  Reflects the four longest tenured completed OEM programs.  $ in USD  The Company has projected remaining lifetime gross program wheel revenue on awarded programs, resulting in backlog >$730M which has more than doubled since October 2022  Almost 50% of backlog from Electric Vehicle programs  OEMs have historically ordered more wheels than forecasted in their initial (non-binding) program award documentation  2.2X  Delivery Multiple of Award  1.4X  1.1X  1.9X  $335M  As of Oct 2022  >115%  increase  $730M  As of Sep 2023

 Improving Margin Through Optimizing Cost Inputs  Improving Costs and Contribution Margin (1) Per Wheel  19  10%  30%  50%-60%  Contribution Margin  Long-Term Target  Expected Benefits from Labor and Material Improvements  Fixed labor operating leverage drives efficiency as volumes scale  Mega-line automates processes via robots and conveyor systems to replace human labor  Planned cycle time and lean process improvement allow for further labor efficiencies  Labor  Material  Reuse and reduction in cut carbon fiber waste  Negotiations of planned improved prices as a result of volume increases  Shift strategy from spot buyer to contracted buyer for key materials  Consolidation of consumables purchases from many to few suppliers  Long Term Target  Shifting production to a low-cost country, such as Mexico, reduces hourly labor cost from $31.40 to $6.20  Producing closer to supply and customer base substantially reduces shipping costs  $ in USD  (1) Contribution margin is Wheel Revenue less Direct Costs. Direct costs include: Raw materials and consumables, direct labour, freight and other direct costs

 Mega-line Industrialization Program Expected to Increase Throughput and Lower Cost of Wheel Production  Cutting  Rim layup  Inj. and moulding  CNC Blade Cutting  Prototype Click Press  Production Click Press  RPM  ARL1/2  ARL3  Low Pressure RTM  High Pressure RTM  Mega-line HP RTM  Example Process Evolution  Initial Commercial Production  Automation of Core Processes  Fully   Industrialized Production  20  Industrialized and highly automated advanced manufacturing cells which are expected to deliver high volumes with dramatically reduced labor inputs  Future expansion likely to be in markets close to customers and at lower cost  Securing larger programs is consistent with Carbon Revolution’s industrialization strategy and is underpinned by the Company’s strong record of supplying this technology  Commissioning of the first phase of the Mega-line is complete. Customer wheels are in production. Additional capacity expected to be added through to 2025  Utilising state of the art technology developed by the Carbon Revolution and its partners in Australia

 Longer Term Strategic Investment: Additional Capacity Adjacent to Customer Demand   21  Significant acceleration in demand is emerging from the global automotive market and is a catalyst for Carbon Revolution to establish a larger scale manufacturing facility in a strategically located low-cost country (LCC)  Closer proximity to carbon fiber suppliers  Closer proximity to global OEM customers  Capacity expansion and cost reduction  New ability to use volume-based leverage against existing suppliers, form partnerships, and lock in volume-based discounts  Lower costs enable lower pricing that will allow customers to expand applications and increase overall volumes  Expanded and competitive stable of suppliers  Lower and more accessible wheel prices to customers through lower labor and shipping costs  Lower cost labor paired with an efficient supply chain is expected to significantly reduce production costs  Ability to implement multiple Mega-lines to address adjacent acceleration in demand

Financial **Summary**

Revenue ($ in USD, millions)


$81.8
$40.6
CY2023E
CY2024E

Contribution Margin [3] ($ in USD, millions)


$24.2
$4.0
CY2023E
CY2024E

Backlog ($ in USD, millions) [2]


730
335
As of Oct 2022
As of Sep 2023

Commentary

- Total revenue forecasted to grow from **$28.5 million in CY2022A to $81.8m in CY2024E** representing **a CAGR of 69%**
- **100% of CY2023E & CY2024E Projected Revenue Under Awarded Contract** [1] **with major global OEMs**
- **Backlog** [2] **has more than doubled to >$730M** since October 2022. Almost **50% of backlog from Electric Vehicle programs**
- 2 new programs commenced production in H1 CY23 and **4 further new programs expected to come into production by the end of CY24**
- **Contribution margin improvement driven by improvement in labor per wheel as company installs further capacity to the Mega-line** in Australia and benefits from operating leverage
- Programs under contract are expected to drive positive **contribution margins of 30% in CY2024E**
- **Expect to generate positive quarterly EBITDA** toward the end of CY2024E

Note: AUD to USD Exchange Rate of 0.70. Please see Disclaimer, Risk Factors and Projection Methodologies for important details.

(1) Projected Revenue Under Contract from programs that are Awarded and predominantly based on OEM volume forecasts. See Disclaimer, Risk Factors and Projection Methodologies for important details.

(2) Backlog as of 10/31/2022 & 9/30/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering.

(3) Contribution margin is Wheel Revenue less Direct Costs. Direct costs include: Raw materials and consumables, direct labour, freight and other direct costs

22

Pathway to Profitability

Variable	Critical Milestone	Supporting Metrics
VOLUME	• ~45,000 wheels per annum to achieve breakeven EBITDA	• CR's Australian facility capacity expected to increase to ~70k P/A by December 2024[(1)]
PRICE	• Maintain current pricing strategy	• Awarded contracts give the Company a sound basis for its pricing projections • Targeted pass through of input cost inflation
INPUT COST	• ~5-10% P/A reduction in unit material and other direct inputs • ~25-30% P/A reduction in unit direct labor • Contribution margin per wheel ~$600	• Scale-driven input price negotiation • Ongoing material selection, optimization and waste reduction • Technology and scale-driven productivity improvements

(1) See Disclaimer, Risk Factors and Projection Methodologies for important details.

23

Carbon Revolution provides a compelling solution to the significant mass-related issues faced by the global automotive industry as it moves towards electrification  Automotive wheel market is massive, with the premium vehicle and electric vehicle (“EV”) segments experiencing strong growth  Adoption curve of new technologies is well established in the automotive industry  The Company has a strong track record with leading automotive OEMs (exemplified by 18 awarded programs with 6 global OEMs)  Carbon Revolution’s technology is highly valuable for EVs given the substantial range increase and the Company is experiencing substantial traction (4 EV programs in development of which 2 now awarded)  The Company benefits from strong visibility and a clear path to growth (100% of CY2023E and CY2024E Projected Revenue Under Awarded Contract (1))  Automation investments driving margin expansion, with substantial opportunity to further optimize through investment in lower-cost geographies  Carbon Revolution Summary  24  (1) Projected Revenue Under Awarded Contract defined as revenue from programs that are Awarded and predominantly based on OEM volume forecasts. See Disclaimer, Risk Factors and Projection Methodologies for important details.

 Valuation & Comparables  25

 Capitalization Summary  26  Note: Trading Price as of 11/10/2023. AUD to USD Exchange Rate of 0.64. Please see Disclaimer, Risk Factors and Projection Methodologies for important details.  Includes 0.5M share penny warrants held by Orion Infrastructure Capital as part of the deSPAC transaction.   Includes $35M of restricted cash that is subject to release per the terms of the Orion Infrastructure Capital preferred equity financing and $9.9 million of restricted cash under PIUS term loan.  Gross debt  Pro Forma Valuation  ($ in Millions, except per share values)   Fully Diluted Shares Outstanding (1)  2.4   (*) Share Price as of 11/10/2023  $41.00    Equity Value     $97.2   (-) Cash Balance as of Transaction Close (2)  (79)’   (+) Debt & Preferred Equity Balance as of Transaction Close (3)  142’   Enterprise Value  $160   Enterprise Value / CY2023E Revenue  3.9x   Enterprise Value / CY2024E Revenue  2.0x

 EV Supply Chain & Autonomous Components  Disruptive Industrial Technology  High growth industrial companies with unique and transformative technology  Business models not fully proven out, however benefit from substantial customer engagement/commitments  Strong growth and high-margins for the foreseeable future  Component suppliers to OEMs, providing specialized components for next-generation technologies   Benefit from the same tailwinds / themes in automotive (i.e., electrification)  Requiring Research and Development and CapEx investments  Comparable Company Universe  27

 Comparable Operational Benchmarking  Revenue CAGR CY22-CY24  Carbon Revolution  EV Supply Chain & Autonomous Components  Disruptive Industrial Technology  Median = 16%  Median = 69%  = indicates not to scale  Note: Comparable Benchmark financials from S&P CapitalIQ dated 11/10/2023  28  ~69%

 Comparable Valuation Benchmarking  Enterprise Value / 2023 Revenue  Carbon Revolution  EV Supply Chain & Autonomous Components  Disruptive Industrial Technology  Median = 6.6x  Median = 14.9x  = indicates not to scale  Enterprise Value / 2024 Revenue  Carbon Revolution  EV Supply Chain & Autonomous Components  Disruptive Industrial Technology  Median = 2.5x  Median = 4.2x  = indicates not to scale  29  3.9x  2.0x  Note: Comparable Benchmark financials from S&P CapitalIQ dated 11/10/2023  = indicates not to scale

 Projection Methodologies  30

 Basis of preparation  Pages 22 and 23 of this presentation contains the Company’s estimates of Revenue, Contribution Margin and Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) for the calendar years 2023 and 2024 and Backlog (the “Financial Projections”). The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the Financial Projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These Financial Projections should not be relied upon as being necessarily indicative of future results.   The Financial Projections have been prepared by the Company as part of its internal long-range planning process and are included in this document to provide current and potential investors with information to assist them in understanding the Company’s forecast financial performance, for their use in evaluating the transaction described in this presentation.   The Directors of the Company are responsible for the preparation and presentation of the Financial Projections. The Directors of the Company consider that the Financial Projections provide a reasonable basis for current and potential investors to assess the Company’s forecast financial performance, in the context of the Assumptions, Risks and Sensitivities outlined below. The Financial Projections do not factor in any general contingency to allow for changes in OEM production schedules (e.g. to reflect supply chain disruption, as has been observed over the last 2-3 years), however a volume sensitivity has been provided on page 33. Inclusion of the Financial Projections should not be regarded as a representation by any person that the results contained in the Financial Projections will be achieved.  The Financial Projections are presented in an abbreviated form and do not include all of the statements, disclosures or comparative information required by US Generally Accepted Accounting Principles, International Financial Reporting Standards or Australian Accounting Standards.  Assumptions  The Financial Projections have been prepared on a detailed, bottom-up basis. The assumptions applied in relation to each key component of the Financial Projections are as follows:  Program overview: The revenue projections have been prepared on a program-by-program basis. The Company has a number of programs at various stages of production and development however the Company has only included wheels sales from Awarded Programs in the CY23E and CY24E projections. The Company currently has 13 active awarded programs with 5 global OEMs (6 of which are currently in production and 7 of which are under development). Overall, the Financial Projections assume an increase in the number of programs in production, to 9 programs by Dec-24.  Volumes: The Company has undertaken a detailed assessment of expected wheel volumes on a program-by-program basis, taking into account contractual arrangements and correspondence with respective OEMs for Awarded projects together with management's expectations. Whilst the Company’s contracts with OEMs do not provide contractual or minimum volume guarantees, the Company is in regular dialogue with OEMs in relation to OEMs’ production forecasts, which provides a degree of visibility over future volumes (particularly in the short-term). This correspondence with OEMs forms the primary basis of the volume projections for awarded programs, supplemented (where relevant) by other sources of information (e.g. market data, production capacity requests from OEMs, take rate indications, management expectations of volumes based on experience and market knowledge). Overall wheel volumes are projected to increase from 13,883 in CY22 to 42,578 in CY24 driven by the ramp-up in production on awarded and pipeline programs, with 9 programs assumed to be in production by Dec-24.  Backlog: Backlog (remaining lifetime gross program projected revenue) is based on awarded programs (both in production and development) and excludes programs that are contracted for engineering. Backlog utilizes contracted pricing multiplied by wheel volumes determined as set out above.  The Financial Projections also assume that the latest production schedules received from OEMs are accurate, assuming no unforeseen delays (e.g. from COVID-19, semi-conductor shortages or other supply chain challenges).  Projection Methodologies  31

 Pricing: Pricing is projected on a program-by-program basis, taking into account contracted amounts for awarded programs and expected price increases. The Company is currently in discussions with customers in relation to potential price increases in light of input cost inflation and has included in its forecast expected price increases where applicable. Currently contracted prices are used for backlog calculations.  Raw materials, freight and other direct manufacturing costs: The Company has projected raw material costs for each wheel program. In doing so, it has considered expected product designs and material composition, production process usage, scrap and waste, raw material pricing and inflation, expected volume-based negotiation benefits, productivity-based improvements and expected inbound and outbound freight and logistics costs. Overall, the Financial Projections assume a reduction in direct material and freight costs per wheel of 14% between CY22 and CY24. The Company has not incorporated any further cost inflation (e.g. as a result of the current Ukraine/Russia war) in its projected raw material or supply chain costs as it is assumed this can be passed through to customers.  Direct labour: Direct labour is projected based on the Company’s detailed process-by-process operational model. The Financial Projections assume significant improvements in direct labour productivity, with direct labour per wheel decreasing by approximately 44% between CY22 and CY24. This is based on a range of factors including targeted improvement to product and process quality, expected scale-based volume efficiencies, reduced wastage, manufacturing technology and operational improvements and the introduction and commissioning of significant plant automation (including the Mega-line, which is being progressively commissioned in H1-CY23 and onwards).  Research and development (“R&D”): R&D costs, which primarily comprise salaries (for staff involved in R&D) and material costs (e.g. wheel moulds) have been projected based on current run rates together with management’s expectation of additional R&D investment to support current and future programs. The Financial Projections assume that certain R&D costs can be capitalised under accounting standards and reflect management’s expected future level of R&D capitalization. R&D costs are projected to decrease from US$10.3 million in CY22 to US$2.4 million in CY24.  Selling, General and Administrative (“SG&A”) costs: These costs are projected on a detailed item-by-item basis, taking into account current run rate expenditure, anticipated cost inflation, increases in variable costs to reflect wheel volume growth (e.g. scrap, warranties) and other incremental spend (e.g. additional headcount to support growth). These costs are projected to increase from US$19.9 million in CY22 to US$25.3 million in CY24.   Ongoing costs arising from listing in the United States are assumed to be materially consistent with those listing costs in Australia. Costs related to new employee incentive plans are assumed to be materially consistent with the cost of such plans in Australia.  Grant income: The Financial Projections assume a level of income from Australian-based government grants, based on specific grants announced by the respective governments. These equate to US$1.4 million in CY23 and US$1.6 million in CY24.  Transaction costs: EBITDA does not include any transaction costs or other one-off type costs  FX: The Financial Projections have been prepared in Australian Dollars (being the Company’s functional currency) and converted to US Dollars at a rate of 0.70:1 (USD:AUD). The Company does not undertake any hedging activities.  Key Risks (Financial Projections)  The following items represent the key risks contained within the Financial Projections. This list is not considered exhaustive and should be considered in the context of the Risks outlined in the Risk Factors section of this report.   Volumes: Awarded wheel programs may experience delays in development or production, or wheel production volume increases may not be as expected, or programs may be cancelled.  Pricing: The price received by the Company for its wheels may be different from expectations. Similarly, the Company may not recover engineering and development or tooling costs from its customers to the extent expected.   Materials: Direct Materials costs may be higher than assumed in the Financial Projections, e.g. if the projected operational improvements or procurement savings do not materialise in the timeframe anticipated, or if underlying input cost inflation is greater than projected.  Labour: Direct Labour costs may be higher than assumed in the Financial Projections, e.g. if the projected operational improvements (including Mega-line) do not materialise in the timeframe anticipated.  Overheads: SG&A and R&D spend may be higher than assumed in the Financial Projections. The Company may be unable to capitalize additional R&D spend under the accounting standards, to the same extent as assumed in the Financial Projections.  FX: Foreign exchange rates could adversely impact the Company’s financial performance (notably a weaker Australian Dollar than assumed in the Financial Projections).  Projection Methodologies (cont.)  32

 Sensitivities  The Financial Projections are based on a number of estimates and assumptions, as described above. These estimates and assumptions are inherently uncertain and are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and on assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that the Financial Projections are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the Financial Projections. The Financial Projections are also subject to a number of risks including those outlined above. Investors should be aware that future events cannot be predicted with certainty and as a result, deviations from the amounts projected are to be expected. To assist investors in assessing the impact of these assumptions on the Financial Projections, the sensitivity of the projected revenue (US$81.8 million) and EBITDA ($(1.9) million) in CY24 is set out below. The changes in key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.  Care should be taken in interpreting these sensitivities. In order to illustrate the likely impact on the Financial Projections, the estimated impact of changes in each of the assumptions has been calculated in isolation from changes in other assumptions. In practice, changes in assumptions may offset each other or be additive, and it is likely that the Company would respond to any changes in one item to seek to minimise the net effect on the Company’s earnings and cash flow.   The sensitivity analysis set out below is intended to provide a guide only and variations in actual performance could exceed the ranges shown, and these variances may be substantial. For example, the Financial Projections are premised on a significant increase in sales volume, particularly driven by the commencement of new programs and it is possible that the rate of increase in sales volumes from new programs does not increase at the rate projected in the financial year.  1. Change in FX rate – translation (USD:AUD)  The Financial Projections are reported in AUD and have been translated to USD at a USD:AUD rate of 0.70:1. A $0.01 increase in the USD:AUD rate (i.e. a rate of 0.71:1) results in an increase of CY24 revenue of US$1.2 million, CY24 contribution margin of US$0.3 million and immaterial increase in CY24 EBITDA. If the actual USD:AUD rate were to be 0.65:1 (being the rate as at 31 May 2023), this would decrease CY24 revenue by US$5.6 million, CY24 contribution margin by US$1.6 million and CY24 EBITDA by US$0.1 million.  2. Change in FX rate - transaction (USD:AUD, EUR:AUD)  The Financial Projections are based on a USD:AUD rate of 0.70:1 and EUR:AUD rate of 0.64:1. A $0.01 increase in the USD:AUD rate (i.e. a rate of 0.71:1) and EUR:AUD rate (i.e. a rate of 0.65:1) results in a decrease of CY24 revenue of US$0.3 million and US$0.05 million, respectively and US$0.3 million and USD$0.05 million, respectively, on contribution margin / EBITDA. If the actual USD:AUD rate were to be 0.65:1 and the actual EUR:AUD rate were to be 0.61:1 (both being the rates as at 31 May 2023), this would increase CY24 revenue by US$1.6 million, CY24 contribution margin by US$0.7 million and CY24 EBITDA by US$0.6 million (netting off against the translation sensitivity referred to above).  3. Sales volumes  If CY24 wheel volumes were 10% greater than / lower than projected, this would impact revenue and EBITDA as follows: i) Revenue +/- US$7.8 million; ii) Contribution Margin & EBITDA + / - US$2.4 million.  4. Timing delays / volume slippage   As discussed above, the Financial Projections reflect management’s estimate of volumes, taking into account OEM’s production forecasts and assuming no delays in commencing production. In the event of a 1-month timing delay on all new programs which have not yet entered production, this would reduce CY24 revenue by US$2.5 million and contribution margin & EBITDA by US$0.7 million.  5. Average price per wheel  If sales prices were 2% greater than / lower than projected, this would increase / reduce CY24 revenue, contribution margin & EBITDA by US$1.6 million.  6. Direct materials  The Financial Projections assume that the Company generates significant direct material savings (e.g. through operational improvements, procurement, design and technology). If Direct Material costs per wheel were 10% higher than projected, this would reduce CY24 contribution margin & EBITDA by $3.2 million.  7. Direct labour  The Financial Projections assume a step-change improvement in direct labour productivity from Q2-CY23 onwards, driven by efficiency improvements (including the commissioning of the Mega-line) and volume growth. If direct labour costs per wheel were 10% higher than projected, this would reduce CY24 contribution margin & EBITDA by US$2.3 million.  8. Overheads and R&D  If the expensed portion of SG&A and R&D were 5% greater than projected in CY24, this would reduce EBITDA by US$1.4 million.  Projection Methodologies (cont.)  33

 Risk Factors  34

 Capitalized terms used but not defined below have the meanings ascribed thereto in the Company’s Shell Company Report on Form 20-F filed with the SEC on November 9, 2023.  Risks Related to Our Financial Condition and Liquidity  The Company may be unable to obtain sufficient financing to pay its expenses.  The Company is not yet profitable or cash flow positive and it may take longer for the Company to reach profitability or become cash flow breakeven than anticipated (or it may never occur), and the Company may not be able to obtain financing to fund its operations on acceptable terms, or at all.  The Company could fail to meet the financial covenants under the New Debt Program entered into on May 23, 2023.  The Company could fail to make payments when due or otherwise comply with other requirements under the New Debt Program, resulting in an event of default thereunder and acceleration thereof.  There are no assurances as to when the closing conditions for the additional tranches of funding under the OIC Financing, the Reserve Release Closings or Subsequent Closings, will be satisfied.  The terms of the OIC Financing impose obligations on us or restrict our ability to engage in some business activities, which could materially adversely affect our business, results of operations and financial condition.  In the event of certain triggers under the Company’s Amended and Restated Memorandum and Articles of Association, holders of Preferred Shares will gain certain governance and control rights.  Our ability to raise capital is partially subject to receipt of the consent of the holders of the OIC Warrant; if we do not receive such consent from such holders and/or are unable to raise the requisite amount of capital, our financial condition business, operations and growth plans will be adversely affected.  The Company will need to raise additional funds by equity, debt, or convertible debt financings, to support its growth, and those funds may be unavailable on acceptable terms, or at all. As a result, the Company may be unable to meet its future capital needs, which may limit its ability to grow and jeopardize its ability to continue its business.  Risks Related to Our Business and Operations  The Company’s customer contracts contain no take or pay provisions or other minimum purchase requirements and its customers may not order wheels as expected.  Wheel programs may not be awarded or may not be awarded in the expected timeframe or for the expected volumes. The Company’s view of expected volumes may not be achieved or may not be achieved within expected timeframes.  Wheel programs may commence later than expected due to the design development and engineering phase taking longer than expected.  The margin received by the Company for its wheels may be lower than expected. Similarly, the Company may not recover engineering and development or tooling costs from its customers to the extent expected.  The Company may not be able to achieve the manufacturing quality required or expected by its customers.  The Company may not be able to execute its plans to increase its capacity to the extent expected within the timeframes as expected and/or at the expected cost.  Due to industry standard contractual provisions which are favorable to the Company’s customers, the Company may be exposed to volatility in demand and changes to customer forecasts on short notice, resulting in disruption to the Company’s operations and supply chain and increased costs and lower margins. The Company may not be able to adjust its raw material supply orders on short notice to meet such demand, which may adversely affect the Company’s profitability, cash flow and operations.  The Company is exposed to claims against it by its customers for late delivery or delivery of products which do not meet desired specification. However, the Company does not have the same ability to make claims against all of its raw materials suppliers for late delivery or delivery of materials which do not meet our specification.  The Company is exposed to price increases from suppliers and may not be able to pass those increases on to customers in full or at all.  Risk Factors  35

 Because the Company’s wheel designs go through a validation process with customers, the Company may lack flexibility in sourcing validated materials from multiple suppliers, and therefore may be more exposed to price increases and supply shortages, than would otherwise be the case if it had flexibility to source from multiple suppliers (and swapping a validated material for an altered or different material may require some form of revalidation (partial or full)).  The Company’s relationships with suppliers and technical partners may deteriorate or there may be other issues with goods, services or equipment received from suppliers.  Loss or failure of key manufacturing infrastructure or equipment may impact the Company’s operations and lead to loss of revenue and/or increased costs.  Due to the bespoke nature of much of the Company’s manufacturing equipment, the business may potentially have a higher risk as compared to off-the-shelf equipment, that new commissioning of such equipment is delayed and/or the equipment supplier claims additional costs for modifications during the commissioning phase, that the equipment does not perform to the level expected or meet the process requirements or that the equipment breaks down or requires repair or refurbishment.  As a manufacturer of a highly complex and innovative product (which is continuing to evolve), and which requires bespoke equipment to be designed and produced for numerous steps of the production process, the Company is subject to inherent risks in the development and use of new technology, including equipment not performing to the level expected, product quality not being to the level desired, and manual labor required to finish wheels being greater than expected.  New wheel designs for new customers or other changes to product and process may take longer to achieve customer validation than expected, may be more difficult to manufacture than expected, may cost more to manufacture than expected, or may result in more quality issues than expected resulting in lower returns than anticipated.  Failure to have systems and processes in place, or failure to adhere to such systems and processes, that ensure robust compliance with contractual requirements, product specifications, and quality systems, resulting in increased cost, scrap or quality issues, or shipping of wheels not according to specification.  Customer return and warranty claims may be higher than expected.  The Company may suffer reputational damage or incur liability due to poor product performance or failures, product recalls or other issues with its wheels.  As a supplier in the automotive industry, the Company may be exposed to severe product liability claims, including claims for bodily injury and/or death.  The Company may be unable to retain and increase its workforce as required, or the cost of doing so may be higher than expected. Workforce engagement issues and industrial action may impact the Company’s operations and growth. Further, loss of or failure to replace or hire key persons may impact the Company’s operations and growth.  Labor strikes in the U.S. automotive industry may have an adverse effect on the demand for the Company’s products and the financial condition of its customers.  Force majeure events may have an adverse effect on the demand for the Company’s products and on its supply chain and ability to manufacture according to customer demand, resulting in lower revenue and/or increased costs.  Risks associated with COVID-19, other pandemics, and other macroeconomic factors may impact the Company’s operations and financial performance.  The Russian-Ukrainian and Israel-Hamas conflicts or other similar disputes may have an impact on global supply chains, materials availability, materials costs and transport and logistics costs.  The Company’s business may be impacted by climate change, existing or new environmental regulations, and related risks.  The Company may be legally required, or may face increased pressure from stakeholders, to find a recycle and re-use solution for scrap and end-of life wheels; doing so may take longer than expected, cost more than expected, or not be feasible.  The Company may be unable to meet government, stock exchange, investor, customer or consumer standards, requirements and expectations, particularly in relation to environmental, social and governance matters, or may incur substantial costs in doing so.   Workplace incidents or accidents may occur that may damage the Company’s reputation and/or expose the Company to claims and litigation, increased insurance premiums or otherwise adversely impact operations.  Risk Factors (cont.)  36

 Risks Related to Our Intellectual Property  The Company manufactures and supplies a complex product incorporating many technologies, components and materials. If a court upheld a third-party intellectual property infringement claim against the Company, the Company may be subject to adverse court rulings or orders, including in relation to injunctions, declarations and/or the payment of damages.  There are geographical and other limitations to the Company’s patent and trademark portfolio, including because it is not economically feasible to register all such intellectual property in all jurisdictions around the world.  The Company’s confidential wheel process know-how and trade secrets have been developed over many years, and any unauthorized access to use or disclosure of relevant materials and information could materially and adversely impair the Company’s prospects.   The Company may not be able to protect, register and maintain its intellectual property rights.   The Company’s business and prospects depend on our ability to build our brand. We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity regarding our company or products.  The Company may be unable to enforce its intellectual property and may be involved in disputes regarding intellectual property or contractual obligations.  The Company may face the risk of being restricted in the use of intellectual property developed jointly with another party coupled with restrictive exclusive supply of goods arrangements if the Company has been unable to reach an agreement to the contrary in advance with the relevant party.  Cybersecurity Risks  The Company’s or a third party’s information technology systems or processes may fail, become materially inoperable or be subject to attack and the Company’s business may be adversely impacted.  The Company’s customer contracts impose IT and cybersecurity compliance requirements and allow for the customer to audit the Company’s systems.  Any confidential information held by the Company could be accessed by third parties via IT security breaches, attacks, ransomware, hacking and similar actions or occurrences, potentially exposing the Company to liability.  An attack, ransomware or the like on or to the Company’s IT systems may expose any third-party IT systems integrated or linked to the Company’s IT systems depending on their level of vulnerability and this could expose the Company to liability.  Other Business and Industry Risks  The Company’s competitive position or market share may deteriorate including as a result of actions by it or its competitors.  The concentration of the Company’s wheel programs and customers may adversely affect demand for the Company’s wheels if its relationships with customers deteriorate.  The Company’s OEM customer relationships may deteriorate due to financial stress from general business conditions. If the Company requests non-standard terms, proposes changes to terms already agreed, or requests advanced payment from OEM customers, this may cause such customers to designate the Company a “distressed supplier,” which may have short and long term impact on continued business with the OEMs, the terms upon which the OEMs are willing to continue engaging the Company, and the OEMs’ motivation to encourage competitors to the Company.  The Company’s estimates of the size of the addressable market may be incorrect.  The Company may forego business or lose certain customer relationships as a result of not having the production capacity to meet customer demand, or not having the funds to expand production capacity to meet customer demand. the Company may be liable to its customers if it cannot meet minimum capacity obligations.  Risk Factors (cont.)  37

 The timing of the Company’s recognition of revenue and any working capital financing requirements depend upon the terms of its agreements with its customers and may be adversely affected if the Company is required to recognize revenue upon the delivery to its customers rather than on shipment (given normal delivery timelines can be up to or greater than several months), unless the Company can negotiate more favorable terms (which may not be possible).  The Company’s forecasts are based upon certain assumptions with respect to the determination of backlog and other metrics, including assumptions with respect to the timing and quantity of orders under awarded programs, conversion of programs in development to awarded status, the timing of new program commencement, and recognition of revenue, which assumptions may not be realized.  The Company may fail to meet forecasts.  The Company may not be able to reduce supply chain costs or production costs as quickly as expected or to the same extent as expected, resulting in higher cost per wheel and lower margins than expected.  The Company is subject to fluctuations in financial markets and exchange rates.  Compliance costs associated with changes in regulations and policies may negatively impact the Company.  Working capital financing may not be available, or may cost more, to fund the expected growth in working capital requirements of the Company’s business.  Non-compliance with applicable laws, regulations and OEM standards, including environmental laws and regulations or the cost of compliance therewith may adversely affect the Company.  We face additional business, political, regulatory, operational, financial and economic risks as part of our operation in international markets, which could increase our costs or otherwise limit our growth.  Economic developments such as inflation or raising interest rates may adversely affect the Company’s operations and profitability.  Research and development work may cost more than expected or take longer than expected or not deliver the expected results.  The Company may be unable to obtain tax incentives or realize the benefit of accumulated tax losses in the future.  The Company may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.  The Company has received government grant payments that may be subject to clawback, and expects to receive future government grant payments which may not materialize.  Known and unknown legal proceedings, regulatory proceedings, investigations or claims against the Company may be costly and time-consuming to defend and may harm its reputation and damage its business regardless of the outcome.  The Company has identified material weaknesses in its internal control over financial reporting. If the Company is unable to remediate these material weaknesses, or if the Company identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of the Company’s consolidated financial statements or cause the Company to fail to meet its periodic reporting obligations.  The Company’s business activities may be subject to the Foreign Corrupt Practices Act of 1977 (“FCPA”) and similar anti-bribery and anti-corruption laws.  The Company’s international operations are subject to laws and regulations relating to export controls and economic sanctions that could impair its ability to compete in international markets. Non-compliance could also have an adverse effect on its business.  Failure to comply with laws, regulations, requirements, or expectations relating to privacy or the protection or transfer of data relating to individuals could adversely affect our business.  Risks Related to Irish Law  The Company is incorporated in Ireland; Irish law differs from the laws in effect in the United States and accordingly the rights afforded to shareholders under Irish law may be different to those afforded to shareholders under United States law.  Risk Factors (cont.)  38

 As an Irish public limited company, certain decisions to change the capital structure of the Company will require the approval of the Company shareholders, which may limit the Company’s flexibility with respect to managing its capital structure.  Any attempted takeover of the Company will be subject to the Irish Takeover Rules and will be under the jurisdiction of the Irish Takeover Panel.  Under the Irish Takeover Rules, a person, or persons acting in concert, who acquire(s), or consolidate(s), control of the Company may be required to make a mandatory cash offer for the remaining shares of the Company.  The Company’s staggered board will limit shareholders’ ability to influence matters of corporate governance and may deter others from pursuing change of control transactions.  Provisions in the Company Amended and Restated Memorandum and Articles of Association (including anti-takeover provisions) and under Irish law could make an acquisition of the Company more difficult, may limit attempts by the Company shareholders to replace or remove the Company directors, may limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company directors, officers, or employees, and may impact the market price of the Ordinary Shares and/or the Company warrants.  Irish law requires the Company to have available “distributable profits” to pay dividends to shareholders and generally to make share repurchases and redemptions.  In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.  Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.  The Ordinary Shares or warrants issued by the Company received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.  Certain transfers of Ordinary Shares and warrants issued by the Company may be subject to Irish stamp duty.  Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because the Company is formed under Irish law.  Risks Related to Ownership of Our Securities  The market price of securities may be volatile and may fluctuate due to factors beyond our control.  The Public Warrants may never be in the money and may expire worthless.  Warrant holders will have no rights as ordinary shareholders until they acquire our Ordinary Shares.  Our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the price of our securities to fluctuate or decline.  If securities or industry analysts do not continue to publish research, or publish inaccurate or unfavorable research, about our business, the price of our securities and our trading volume could decline.  The issuance of Ordinary Shares in connection with the exercise of the Public Warrants will dilute the ownership interest of the holders of our Ordinary Shares and may materially affect the trading price of our Ordinary Shares.  We have never paid dividends and do not expect to pay any dividends in the foreseeable future.  We are a foreign private issuer, and, as a result, we are not subject to certain rules and obligations that are applicable to a U.S. domestic public company and are not subject to certain Nasdaq corporate governance listing standards that are applicable to a Nasdaq-listed U.S. domestic public company.  We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.  We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies make our Ordinary Shares less attractive to investors.  Risk Factors (cont.)  39